KERRY

RECEIVED

2007 JAN 19 A 10:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

07020515

SUPPL

15th January, 2007.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

PROCESSED

JAN 2 5 2007

THOMSON FINANCIAL

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

Jw 1/24

RECEIVED
2007 JAN 19 A 10:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Kerry Group plc

12 January, 2007

Directorate Changes

The Company announces that Mr James Brosnan, Mr Walter Costello and Mr Roger Robbins have retired from the Board of Kerry Group.

Effective 11 January 2007, Mr Gerard O'Hanlon, Mr James O'Connell and Mr Michael O'Connor, all of whom are Directors of Kerry Co-operative Creameries Limited, were appointed non-executive Directors of the Company replacing Messrs Brosnan, Costello and Robbins.

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: Listing Applications, Irish Stock Exchange
The FSA

Date: 12 January, 2007

AVS No: 413656

1. Name of *applicant*:

Kerry Group plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 1 July 2006 To 31 December 2006

4. Balance under scheme from previous return:

1,844,535

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

6. Number of *securities* issued/allotted under scheme during period:

201,450

7 Balance under scheme not yet issued/allotted at end of period

1,643,085

8. Number and *class* of *securities* originally listed and the date of admission

3,200,000 June 2000

9. Total number of *securities* in issue at the end of the period

187,561,760 (2,800,000 of which are Treasury Shares)

Name of contact Brian Durran

Address of contact Princes Street, Tralee, Co Kerry

Telephone number of contact 066 718 2212

Signed by Brian Durran
Company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* Kerry Group plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.